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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC Mail Processing Section

JUL 20 2010

Washington, DC 110

SEC FILE NUMBER
8- 68063

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Seneca Partners BD, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

122 Main Street, Suite 200
(No. and Street)

Ann Arbor	MI	48104
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rajesh Kotheri 248-723-6650
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Freedman & Goldberg, CPA's, P.C.
(Name – *if individual, state last, first, middle name*)

31150 Northwestern Highway, Suite 200	Farmington Hills	MI	48334
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Rajesh Kotheri, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Seneca Partners BD, LLC, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

CEO

Title



Notary Public

SHIRLEY J. KOLAKOVICH
Notary Public, State of Michigan
County of Oakland
My Commission Expires Mar. 10, 2019
Acting in the County of OAKLAND
3/4/2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

FREEDMAN & GOLDBERG
CERTIFIED PUBLIC ACCOUNTANTS
A PROFESSIONAL CORPORATION

ERIC W. FREEDMAN
MICHAEL GOLDBERG
JULIE A. CHEEK
KAREN E. LONG
MICHAEL GOULD

31150 NORTHWESTERN HIGHWAY, SUITE 200
FARMINGTON HILLS, MICHIGAN 48334
(248) 626-2400
FAX: (248) 626-4298

GLORIA K. MOORE
BETTY J. POWELL
JUDITH A. COOPER
SALLY LISCOMB

INDEPENDENT AUDITOR'S REPORT

To the Partners
Seneca Partners BD, LLC
Ann Arbor, Michigan

We have audited the accompanying statement of assets, liabilities and member's equity of Seneca Partners BD, LLC (a Michigan limited liability company) as of December 31, 2009, and the related statements of revenues, expenses and member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Seneca Partners BD, LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Freedman & Goldberg
Certified Public Accountants

Farmington Hills, MI
February 9, 2010

Represented worldwide as a member firm of the International Association of Local Public Accountants



As of December 31, 2009

ASSETS

		2009
Assets		
Cash	$	18,027
Accounts Receivable		101
Prepaid Licenses		3,394
		21,522

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accrued Expenses		1,140
Member's Equity		20,382
Total Liabilities and Member's Equity	$	21,522

See accountants audit report and notes to financial statements.

SENECA PARTNERS BD, LLC
STATEMENT OF REVENUES, AND MEMBER'S EQUITY

For the Year Ended December 31, 2009

	2009
Revenues	
Net Sales	$ 152,126
Operating Expenses	
Consulting Fees	5,500
Payroll	3,014
Accounting	3,000
Rent	15,115
Registration and Licensing	642
Education	544
Insurance	150
Postage	14
Travel	897
Telephone	1,248
Office	1,427
Total Operating Expenses	31,551
Net Income	120,575
Member's Equity - Beginning of Year	14,770
Distributions	(127,963)
Contributions from Member	13,000
Member's Equity - End of Year	$ 20,382

See accountants audit reort and notes to financial statements.

For the Year Ended December 31, 2009

	2009
Cash Flows From Operating Activities	
Net Income	$ 120,575
Increase in:	
Accounts Receivable	(101)
Prepaid Licenses	(3,394)
Increase (Decrease) in:	
Accounts Payable	(60)
Accrued Expenses	1,140
Net cash flows provided by operating activities	118,160
Cash Flows From Financing Activities	
Distributions to Members	(127,963)
Contributions from Member	13,000
Net cash flows used in financing activities	(114,963)
Net Increase in cash	3,197
Cash - Beginning of Year	14,830
Cash - End of Year	$ 18,027

See accountants audit report and notes to financial statements.

For the Year Ended December 31, 2009

Note 1. Nature of Business and Significant Accounting Policies

This summary of significant accounting policies of Seneca Partners BD, LLC (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to the generally accepted principles of accounting and have been consistently applied in the preparation of the financial statements.

Business Activity

The Company is a broker-dealer registered with the SEC that provides financial and consulting services to a variety of companies.

Basis of Presentation

The accompanying financial statements are presented using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Revenues and expenses are recognized upon the occurrence of the transaction.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Income Taxes

Seneca Partners BD, LLC is not a tax paying entity for purposes of federal and state income taxes. Federal and state income taxes of Seneca BD, LLC are reported by Seneca Partners, Inc., a related party, accordingly no provision for income taxes has been reflected on the statements.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 2. Related Party Transactions

During the year ended December 31, 2009, the Organization paid $19,806 to a related party for the payment of expenses on the company's behalf as well as certain operating expenses. At various times during the year, these transactions created related party accounts payables. At December 31, 2009, there were no related party payables.

Note 3. Subsequent Events

The Organization has reviewed all subsequent events that occurred after December 31, 2009 through the time of this report on February 9, 2010.

SENECA PARTNERS BD, LLC
COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL UNDER RULE 15c3-1 OF THE SEC

For the year ended December 31, 2009

SCHEDULE 1

Aggregate Indebtedness		$	1,140
Net Worth		$	20,382
Deductions			
Accounts Receivable	101		
Prepaid License	3,394		
Total Deductions			3,495
Net Capital			16,887
Minimum Required Net Capital			5,000
Capital in Excess of Minimum Requirement			11,887
Ratio of Aggregate Indebtedness to Net Capital			0.0675 to 1

Reconciliation with Company's Computation (included in Par IIA of Form X-17A-5 as of December 31, 2009):

There were no differences between the net capital per the FOCUS report as of December 31, 2009 and the net capital reported above.

FREEDMAN & GOLDBERG
CERTIFIED PUBLIC ACCOUNTANTS
A PROFESSIONAL CORPORATION

ERIC W. FREEDMAN
MICHAEL GOLDBERG
JULIE A. CHEEK
KAREN E. LONG
MICHAEL GOULD

31150 NORTHWESTERN HIGHWAY, SUITE 200
FARMINGTON HILLS, MICHIGAN 48334
(248) 626-2400
FAX: (248) 626-4298

GLORIA K. MOORE
BETTY J. POWELL
JUDITH A. COOPER
SALLY LISCOMB

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

To the Partners
Seneca Partners BD, LLC

In planning and performing our audit of the financial statements of Seneca Partners BD, LLC (the Company), for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements, but not to provide assurance on the internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission(SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:, in the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Represented worldwide as a member firm of the International Association of Local Public Accountants



Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Partners, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Freedman & Goldberg, ~~CPA's, PC~~
Certified Public Accountants

Farmington Hills, Michigan
February 9, 2010

SENECA PARTNERS BD, LLC

FINANCIAL STATEMENTS

FOR THE YEAR ENDED

DECEMBER 31, 2009